American Apparel, Inc. 747 Warehouse Street Los Angeles, CA 90021 Tel: (213) 488-0226 Fax: (213) 225-1216 www.americanapparel.net

February 15, 2011

Tia Jenkins
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	American Apparel, Inc.
Form 10-K for the Year Ended December 31, 2009
Filed March 31, 2010
Form 10-Q for the Quarter Ended September 30, 2010
Filed November 9, 2010
Form 8-K filed on August 17, 2010
File No. 001-32697

Dear Ms. Jenkins:

                              American Apparel, Inc. (the “Company”) is submitting this letter in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) set forth in the Staff’s comment letter, dated December 7, 2010 (the “Comment Letter”), with respect to the above-referenced filings.

                              Set forth below are the responses of the Company to the comments raised in the Comment Letter.  For your convenience, we have reprinted in bold each of your numbered comments followed by our responses.  Unless otherwise noted, all references in this letter to page numbers and captions correspond to the page numbers and captions in the above-referenced Form 10-K, the above-referenced Form 10-Q, and the above-referenced Form 8-K, as applicable.

Form 10-K for the Year Ended December 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

Comparable Store Sales, page 36

1.
In future filings, please include a discussion that explains how management defines when retail stores are included in or excluded from your comparable store sales analysis. Please define the length of time a store must be open to be considered comparable and describe how remodeled stores, expansions and store closings impact your determination of comparable and non-comparable stores. Please provide an example of your proposed disclosure.

Securities and Exchange Commission
February 15, 2011

In response to the Staff’s comment we will revise our disclosure in future filings in substantially the same form as follows:

“Comparable store sales are defined as the percentage change in sales for stores that have been open for more than twelve months. Remodeled or expanded stores are excluded from the determination of comparable stores for the following twelve month period if the remodel or expansion results in a change of greater than 20% of selling square footage. Closed stores are excluded from the base of comparable stores following their last full month of operation.”

Results of Operations, page 37

2.
We note your disclosures describing reserves for both excess and slow-moving inventories and inventory shrinkage at page 77. In future filings, please describe the changes in your inventory reserves and the impact of the changes on your results of operations.

We will include expanded disclosure in future filings.

U.S. Retail, page 38

3.
You disclose net sales for the U.S. Retail segment increased by $22.7 million in 2009 in comparison to 2008, and that this increase is primarily attributable to a $14.5 million increase from new stores opened, partially offset by a $24.8 million decline in same store sales. These fluctuations combine to explain a $10.3 million decline in net sales for the comparative period. Your discussion fails to describe the remaining $33.4 million increase in net sales for the U.S. Retail segment. Please ensure your segment discussions disclose a material amount of the underlying reasons for such fluctuations and the directional trend within such line items. See Item 303(A)(3)(ii) of Regulation S-K. Please provide us with an example of your proposed disclosure in your response.

The $33.0 million increase in net sales for the U.S. Retail segment that is not directly explained primarily represents the increase in net sales attributable to stores opened in 2008 that had not yet been open for a full twelve month period and therefore did not factor into the comparable store sales computation. From December 31, 2007 to December 31, 2008, the Company increased the number of retail stores in operation in the U.S. Retail segment from 105 to 148.

We will revise our disclosure in future filings in substantially the same form as follows:

“Net sales for the U.S. Retail segment increased $22.7 million, or 13.4%, to $191.3 million for the year ended December 31, 2009 as compared to $168.7 million for the year ended December 31, 2008. The increase was primarily due to $14.5 million of incremental net sales contributed by 15 new retail stores opened in key markets within the U.S. during 2009, and $33.0 million of incremental net sales from the 44 new stores opened within the U.S. during 2008, for the period before their first full year of operation. The increase was partially offset by a $24.8 million decline in comparable store sales for retail stores in the U.S. Retail segment for the year ended December 31, 2009. Since December 31, 2008, we opened 15 new retail stores in the U.S. Retail segment, while closing three and the number of stores in operation increased from 148 to 160.”

Securities and Exchange Commission
February 15, 2011

4.
We note your net sales for 2009 would have been $16.7 million greater than reported on a constant currency basis. Please tell us and describe in future filings the process for calculating the constant currency amounts and the basis of presentation. Refer to Question 104.06 of the Non-GAAP Financial Measures C&DI for additional information.

In calculating constant currency amounts, the Company converts the results of its foreign operations both in the current period and the prior year comparable period using the weighted-average foreign exchange rate for the prior comparable period. The Company confirms that in future filings it will present the historical amounts and the amounts in constant currency and describe the process for calculating the constant currency amounts and the basis of presentation.

Cost of Sales, page 39

5.
Your discussion states that cost of sales was negatively impacted by lower capacity utilization in the first half of 2009 and a substantial reduction in manufacturing efficiency in the fourth quarter of 2009 at your production facilities. In future filings, please add clarifying disclosure describing why lower capacity utilization decreases your cost of sales. Please state the specific cause(s) of your substantial reduction in manufacturing efficiency in the fourth quarter of 2009 (i.e. the dismissal of your manufacturing employees following the 1-9 inspection by U.S. Immigration and Customs Enforcement). To the extent these factors materially impact your cost of sales, please quantify their respective impacts.

The existing language was intended to convey that lower capacity utilization negatively impacted our results of operations for the period and resulted in an increase in cost of sales. In periods where lower capacity causes an overburdening of inventory cost, we charge cost of goods sold in accordance with generally accepted accounting principles.

During the fourth quarter of 2009, the production of the sewing operators employed by the Company decreased as a result of the turnover in staff from the dismissal in connection with the I-9 inspection by U.S. Immigration and Customs Enforcement during the third quarter of 2009, as well as the hiring of over 500 new manufacturing employees during the fourth quarter of 2009. Newer or less-experienced sewing operators typically produce at a lower rate than more experienced operators. At the current time, the Company’s systems do not allow for reliable detailed enumerations of the individual components of the change.

Interest Expense, page 40

6.
We note the $8.7 million increase in interest expense between comparative fiscal years is primarily due to the amortization of debt discount, deferred financing costs and higher borrowings under the Lion Credit Agreement as compared with the previous second lien credit facility. In future filings, please quantify each reason above that contributes to the increase in your cost of debt service.

We will include in future filings expanded disclosure quantifying the individual reasons which contribute to the change in our cost of debt service.

Securities and Exchange Commission
February 15, 2011

Item 8. Financial Statements and Supplementary Data, page 60

Notes to Consolidated Financial Statements, page 65

Note 8. Goodwill, Intangible Assets and Other Assets, page 78

7.
We note your disclosure indicating the carrying amount of goodwill was not impaired during the year-ended December 31, 2009. Given the loss from operations in your U.S. Wholesale segment for the three months ended March 31, 2010, the decline in your stock price since December 31, 2009, and your expected losses from operations through the remainder of fiscal 2010 please tell us whether you have evaluated goodwill for impairment throughout fiscal 2010. See FASB ASC 350-20-35-30.

The Company’s annual impairment test date is December 31.  As a result of the losses from operations during the year, the Company evaluated goodwill for impairment in each quarterly period through September 30, 2010. The Company estimates the fair value of a reporting unit by using a discounted cash flow model.  Through September 30, 2010 the annualized discounted cash flow exceeded the fair value of the reporting unit.  Accordingly the company did not record any impairment of goodwill.

The audit for 2010 is underway and our conclusions as to recoverability of goodwill will be disclosed once the audit is complete and when we file our Form 10-K for 2010.

Form 10-Q for the Period Ended September 30, 2010

Note 2. Principles of Consolidation and Basis of Presentation, page 8

8.
Please describe for us the nature, timing and extent of the matters that have come to the attention of Deloitte & Touche LLP (“Deloitte”) that, if further investigated, may impact the reliability of the consolidated financial statements for the year ended December 31, 2009 and the previously issued audit report.

The Company respectfully refers the Staff to the disclosure set forth in the Company’s Current Reports on Form 8-K filed on July 28, 2010 and December 21, 2010.  As disclosed in the Form 8-K filed on December 21, 2010, on December 15, 2010, the Audit Committee of the Company received notice from Deloitte stating that Deloitte had concluded that Deloitte’s report on the Company’s 2009 financials, including Deloitte’s report on internal control over financial reporting at December 31, 2009, included in the 2009 10-K should not be relied upon or associated with the 2009 financials.

9.
Please tell us the current status of the investigated matters and whether they have been resolved as of the date of your response. If Deloitte’s review has been resolved, please tell us how you and Deloitte have arrived at your conclusions. If Deloitte’s review remains ongoing, please tell us when you reasonably expect its completion.

The Company respectfully refers the Staff to the disclosure set forth in the Company’s Current Reports on Form 8-K filed on July 28, 2010 and December 21, 2010. As disclosed in the Form 8-K

Securities and Exchange Commission
February 15, 2011

filed on December 21, 2010, on December 15, 2010, the Audit Committee of the Company received notice from Deloitte stating that Deloitte had concluded that Deloitte’s report on the Company’s 2009 financials, including Deloitte’s report on internal control over financial reporting at December 31, 2009, included in the 2009 10-K should not be relied upon or associated with the 2009 financials.

10.
In paragraph five of the Form 8-K filed on July 28, 2010, you disclose the Audit Committee of the Board of Directors of the Company discussed these matters with Deloitte. In view of the facts and circumstances known by you at the time you filed this Form 8-K, please tell us your consideration of the likelihood the previously issued financial statements may not be relied upon and the disclosure requirements in Item 4.02 of Regulation S-K.

At the time the Company filed the Form 8-K on July 28, 2010, the Company did not conclude nor believe it was likely that the 2009 financial statements may not be relied upon. As such, the Company made no such disclosure under Item 4.02 of Form 8-K.

Note 7. Revolving Credit Facilities and Current Portion of Long-Term Debt, page 14

11.
We note your disclosure within footnote (b) indicating your line of credit with Bank of Montreal is secured by ‘moveable hypothecs’. Please add disclosure within future filings to describe the meaning of ‘moveable hypothecs’ in plain English.

We will include additional disclosure in future filings which explains that a “moveable hypothec” is equivalent to a lien on personal property.

Note 14. Commitments and Contingencies, page 21

U.S. Immigration and Customs Enforcement, page 22

12.
We note your disclosure indicating that 51 former employees filed workers'’ compensation claims from June 2009 through January 2010. Since most of this period occurs prior to the December 31, 2009 balance sheet date and precedes your issuance of the Form 10-K, please tell us why the asserted claims were not accrued or disclosed at year-end. See FASB ASC 450-20-50-3 and 50-4.

These workers’ compensation claims were accrued at December 31, 2009. We will clarify this in future filings.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Nine Months Ended September 30, 2010 Compared to the Nine Months Ended September 30, 2009, page 35

Securities and Exchange Commission
February 15, 2011

Retail Store Impairment Charges, page 36

13.
We note your impairment tests for long-lived assets as of March 31, 2010, June 30, 2010 and September 30, 2010 resulted in a $6.2 million charge related to certain retail stores in the U.S. Retail, Canadian and International segments. We also note the disclosures included at Note 1 within the headed titled ‘Going Concern, Liquidity and Management’s Plan’, in which you state you expect to incur losses from operations for fiscal 2010. Given the material implications of further long-lived asset impairments please expand your discussion and analysis to disclose the primary uncertainties and sensitivities of the method(s) and assumptions underlying this critical accounting estimate. Please tell us and expand your disclosures within your upcoming Form 10-K to include:

●	A description of the methods and key assumptions used in management’s undiscounted cash flow analysis (e.g. asset grouping, estimates of projected cash flows, etc.);

●
A discussion of the degree of uncertainty associated with key assumptions specific to the reporting period (e.g. the analysis assumes recovery from your downturn in comparable store sales within a defined period of time);

●	And, a description of potential events or changes in key assumptions that could reasonably be expected to negatively affect key assumptions.

We will expand our disclosure in future filings to discuss the primary uncertainties, sensitivities, and assumptions underlying our impairment tests for long-lived assets, and specifically as it relates to our retail stores.

In accordance with FASB ASC 360, the Company assesses if the undiscounted projected cash flows of the asset group (e.g., a retail store) for its remaining useful life is less than its carrying value. If so, then an impairment charge is recognized to record the value of the asset at fair value (i.e., the sum of the asset’s discounted future cash flows).

The key assumptions used in management’s estimates of projected cash flow at its retail stores deal largely with forecasts of sales levels, gross margins, and payroll costs. These forecasts are typically based on historical trends and take into account recent developments as well as management’s plans and intentions.

Any difficulty manufacturing or sourcing product on a cost effective basis would significantly impact the projected future cash flows of the Company’s retail stores and potentially lead to an impairment charge for long-lived assets. Other factors, such as increased competition or a decrease in the desirability of the Company’s products, could lead to lower projected sales levels, which would adversely impact cash flows.

Form 8-K filed on August 17, 2010

Securities and Exchange Commission
February 15, 2011

Filing of Form 10-Q for the Quarter Ended March 31, 2010

14.
We note your disclosures describing the $0.4 million impairment charge recorded at the time you reported your preliminary financial results for the quarter ended March 31, 2010. In addition, we note the discussion describing your re-evaluation of the recoverability of your retail store assets based on the preliminary results of operations through June 30, 2010, the Company’s retail stores sales performance through August 16, 2010 and the projected cash flows, revised through August 16, 2010. Explain to us if your revised impairment charge of $4.2 million resulted from erroneous calculations previously performed in conjunction with the filing of your preliminary financial results for the quarter ended March 31, 2010, filed on Form 8-K on May 19, 2010. In addition, tell us your consideration of FASB ASC 360-10-35-17 in recognizing your revised impairment charge at a date prior to your test for recoverability.

The revised impairment charge did not result from erroneous calculations previously performed in conjunction with the filing of our preliminary financial results for the quarter ended March 31, 2010, filed on Form 8-K on May 19, 2010. As explained in the Form 8-K, the $0.4 million impairment charge for the quarter ended March 31, 2010 and reported May 19, 2010 was determined based on the preliminary results of operations through March 31, 2010, the sales performance of the Company’s retail stores through May 19, 2010, and the projected future cash flows as of that date for the Company’s retail stores. The change in the impairment charge is a result of the additional information available to the Company through August 16, 2010 as a result of the passage of time as explained in the Form 8-K filed August 17, 2010.

The Company tested for recoverability in accordance with FASB ASC 360-10-35-17 at two separate times: the first time at the time that the preliminary financial results for the quarter ended March 31, 2010 were reported on May 19, 2010, and a second time at August 16, 2010 in connection of the filing of the Form 10-Q for the Quarter ended March 31, 2010, at which point the Company had additional information including financial results for the quarter ended June 30, 2010 and business performance through August 16, 2010. As a result of a change in estimate regarding future cash flows from certain retail stores between May 19, 2010 and  August 16, 2010, the Company recorded additional store impairment charges.

Delay in Filing of Form 10-Q for the Quarter Ended June 30, 2010

15.
We note your statement indicating: “The Company does not currently believe that the resolution of this matter will result in any changes to its net cash flows, cash position, revenues or comparable store sales as of December 31, 2009 or subsequent periods, though no assurance can be given in this regard.” Please tell us whether you currently believe that Deloitte’s review will result in any changes to your Consolidated Statements of Operations for the fiscal year ended December 31, 2009, or the valuation of your long-lived assets.

As described in the response to Comment #8, on December 15, 2010, the Audit Committee of the Company received notice from Deloitte stating that Deloitte had concluded that Deloitte’s report on the Company’s 2009 financials, including Deloitte’s report on internal control over financial

Securities and Exchange Commission
February 15, 2011

reporting at December 31, 2009, included in the 2009 10-K should not be relied upon or associated with the 2009 financials.  In connection with the Company’s Annual Meeting of Stockholders held on December 10, 2010, the Audit Committee and management formally engaged Marcum LLP to reaudit the 2009 financials.  Although the audit of the 2009 financials is ongoing, the Company does not currently believe that any material adjustments will be required to be made to the 2009 financial statements.

16.
We note that the additional information provided to Deloitte principally relates to accounting estimates regarding the valuation of certain of the Company’s assets, including, but not limited to, deferred tax assets and leasehold improvements. Please detail for us any additional information provided to Deloitte which may result in a material adjustment to your 2009 Form 10-K.

Disclosed in the Form 8-K filed on December 21, 2010, on December 15, 2010, the Audit Committee of the Company received notice from Deloitte stating that Deloitte had concluded that Deloitte’s report on the Company’s 2009 financials, including Deloitte’s report on internal control over financial reporting at December 31, 2009, included in the 2009 10-K should not be relied upon or associated with the 2009 financials.

In connection with the Company’s Annual Meeting of Stockholders held on December 10, 2010, the Audit Committee and management formally engaged Marcum LLP to reaudit the 2009 financials.  Although the audit of the 2009 financials is ongoing, the Company does not currently believe that any material adjustments will be required to be made to the 2009 financial statements.

*  *  *  *  *

Securities and Exchange Commission
February 15, 2011

As requested, the Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (213) 488-0226, extension 1412 should you require further information.

Very truly yours,

AMERICAN APPAREL, INC.

By:	/s/ John J. Luttrell
John J. Luttrell
Executive Vice President and Chief Financial Officer

cc:	Brian McAllister (Securities and Exchange Commission)
David Walz (Securities and Exchange Commission)
Ryan Milne (Securities and Exchange Commission)
Dov Charney, Chairman, President and Chief Executive Officer